ACCELERATED DEATH BENEFIT RIDER FOR CHRONIC AND TERMINAL ILLNESS

This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”) and covers only the Eligible Insured(s) named in the Policy Specifications.  If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply.  Please read it carefully.

Rider Summary – Upon meeting the conditions in the Benefit Eligibility and Request for Benefits section, this Rider pays an Accelerated Death Benefit to the Owner, on the Benefit Payment Date.  As described in this Rider, each Accelerated Death Benefit payment represents a portion of the Death Benefit after applying a Reduction Factor, subject to certain limitations.

Disclosure – Accelerated Death Benefit payments may affect eligibility for, or amounts of, other benefits provided by federal, state, or local government. Payments of Accelerated Death Benefit proceeds provided by this Rider are intended to qualify as death benefits under section 101(g) of the Internal Revenue Code. The federal, state, or local tax consequences resulting from payment of Accelerated Death Benefit proceeds will depend on your specific facts and circumstances. Consequently, advice and guidance should be obtained from a personal tax advisor prior to the receipt of any Accelerated Death Benefit proceeds.

Payment of an Accelerated Death Benefit under this Rider will reduce the death benefit, cost of insurance charges (if applicable), premiums (if applicable), and other values under the Policy.  Further, the premium limitations and death benefits required for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Code will also be affected.

[STATE] Department of Insurance: [(XXX) XXX-XXXX]

Signed for Pacific Life Insurance Company,

Chairman, President and Chief Executive Officer	Secretary

[www.PacificLife.com]	[(800) 347-7787]

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Definitions

Accelerated Death Benefit – An Accelerated Death Benefit is the adjusted Death Benefit or portion of Death Benefit that is paid to a Chronically Ill Individual or a Terminally Ill Individual who has provided a Certification of Illness and has met the Eligibility Conditions set forth in this Rider.  We place no restrictions on your use of the Accelerated Death Benefit proceeds paid under this Rider.  The Accelerated Death Benefit is either a Chronic Illness Benefit or a Terminal Illness Benefit.

Activities of Daily Living – Activities of Daily Living means the following self-care functions:

Bathing – The ability to wash oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.

Continence – The ability to maintain control of bowel and bladder function or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene including caring for catheter or colostomy bag.

Dressing – The ability to put on and remove all items of clothing and any necessary braces, fasteners, or artificial limbs.

Eating – The ability to feed oneself by getting food into the body from a receptacle such as a plate, cup, or table, by a feeding tube or intravenously.

Toileting – The ability to move to and from the toilet, get on and off the toilet, and perform associated personal hygiene.

Transferring – The ability to move into or out of a bed, chair, or wheelchair.

Benefit Date – The Benefit Date is the date on which both of the following have occurred:

•     We have confirmed the information contained in the Benefit Form; and,

•      We are in receipt of a Certification of Illness.

Benefit Payment – The Benefit Payment is the periodic or lump sum payment of the Accelerated Death Benefit proceeds.

Benefit Payment Date – The Benefit Payment Date is the date or dates on which a Benefit Payment is paid.  Benefits will be paid when we have confirmed that the Insured has met the conditions outlined in Benefit Eligibility and Request for Benefits.

Certification of Illness – A Certification of Illness is either of the following:

•      A written certification from a Licensed Health Care Practitioner that the Insured is a Chronically Ill Individual who meets the conditions of this Rider.  Each such Certification of Illness is valid for a twelve-month period and must state that the Chronic Illness is expected to be permanent; or

•      A written certification from a Licensed Physician that the Insured is a Terminally Ill Individual who meets the conditions of this Rider.  Such Certification of Illness must include clinical, radiological or laboratory evidence of the condition that supports the Certification of the Licensed Physician.

We reserve the right to obtain, at any time, an additional opinion of the Insured’s condition which may include a physical examination, from a Licensed Health Care Practitioner or Licensed Physician at our expense. Should this opinion differ from that of the Insured’s Licensed Health Care Practitioner or Licensed Physician, eligibility for benefits will be determined by a third Licensed Health Care Practitioner or Licensed Physician who is mutually acceptable to the Owner and us.

Chronic Illness Benefit – The Chronic Illness Benefit is the Accelerated Death Benefit payable when the Insured is a Chronically Ill Individual who has met the Eligibility Conditions shown in the Policy Specifications.

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Chronic Illness – Chronic Illness is a medical condition where the Chronically Ill Individual has received a Certification of Illness certifying that:

•      They are unable to perform, without Substantial Assistance from another individual, at least two Activities of Daily Living due to a loss of functional capacity and such condition is expected to be permanent; or

•      They require Substantial Supervision to protect themselves from threats to health and safety due to Severe Cognitive Impairment and that such condition is expected to be permanent.

Chronically Ill Individual – A Chronically Ill Individual is an Insured who has been certified as described in Certification of Illness as having a Chronic Illness.  A Chronically Ill Individual shall not include an Insured who would have otherwise met those requirements unless that Insured has been certified as having a Chronic Illness by a Licensed Health Care Practitioner within the preceding twelve-month period.

Current Death Benefit – The Current Death Benefit is the Death Benefit on each Benefit Payment Date after a Benefit Payment has been paid.  The Current Death Benefit does not include any Death Benefit that is provided through an estate preservation benefit.

Insured – Under this Rider, the Insured is an Eligible Insured named in the Policy Specifications.  This term does not include other persons covered under other riders which are part of the Policy.

If the Policy is a last survivor life policy, then Insured means the Eligible Insured named in the Policy Specifications who is also the Survivor.

Immediate Family Member – An Immediate Family Member includes the spouse; parents; brothers; sisters; and children by blood; adoption; or marriage of the Owner and the Insured, and of the spouse of the Owner and Insured.

Initial Eligible Amount – The Initial Eligible Amount is the lesser of the Maximum Lifetime Chronic Illness Benefit or the Death Benefit, as described in the Policy, on the initial Benefit Payment Date.

Licensed Health Care Practitioner – A Licensed Health Care Practitioner is a physician, as defined in sub-section 1861(r)(1) of the Social Security Act, a registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury of the United States.  A Licensed Health Care Practitioner must reside in the United States, and does not include the Owner, the Insured, or an Immediate Family Member.

Licensed Physician – A Licensed Physician is a physician who is licensed and residing in the United States.  A Licensed Physician does not include the Owner, the Insured, or an Immediate Family Member.

Maximum Lifetime Chronic Illness Benefit – The Maximum Lifetime Chronic Illness Benefit is the maximum amount of Death Benefit that you can accelerate as a Chronic Illness Benefit under this Rider during the lifetime of the Insured. The Maximum Lifetime Chronic Illness Benefit is shown in the Policy Specifications.

Per Diem Limitation – The Per Diem Limitation is used in the calculation of the Chronic Illness Benefit as either one of the following:

•      Monthly Per Diem Limitation is the Per Diem Limitation as declared by the Internal Revenue Service on each Benefit Payment Date multiplied by the Maximum Per Diem Limit Percentage,  shown in the Policy Specifications, multiplied by 30.

•      Annual Per Diem Limitation is the Per Diem Limitation as declared by the Internal Revenue Service on each Benefit Payment Date multiplied by the Maximum Per Diem Limit Percentage, shown in the Policy Specifications, multiplied by 365.

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Severe Cognitive Impairment – Severe Cognitive Impairment means a deficiency in the Insured’s: short or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness.

Substantial Assistance – Substantial Assistance means either one of the following:

•      Hands-On Assistance, which is minimal, moderate, or maximum physical assistance without which the Insured would not be able to perform an Activity of Daily Living; or

•      Standby Assistance, which is the presence of another person within arm’s reach of the Insured is necessary to prevent, by physical intervention, the Insured’s injury while the Insured is performing an Activity of Daily Living.

Substantial Supervision – Substantial Supervision means continual supervision by another person is necessary to protect the Insured from threats to the Insured’s health or safety, including, but not limited to, such threats that may result from wandering.  Note that continual supervision may also include cueing by verbal prompting, gestures, or other demonstrations.

Survivor – Survivor means the Insured remaining alive after the first death of the two Eligible Insureds named in the Policy Specifications, when the policy is a last survivor life policy.  If the two Insureds die simultaneously or such that it cannot be determined who died first, unless otherwise provided, it shall be assumed that the younger Insured survived the older Insured.

Terminal Illness – Terminal Illness is a medical condition where the Terminally Ill Individual has been certified to have a life expectancy that is reasonably expected to be twelve-months or less from the Benefit Date.

Terminal Illness Benefit – The Terminal Illness Benefit is the Accelerated Death Benefit payable when the Insured is a Terminally Ill Individual who has met the Eligibility Conditions set forth in this Rider.  The Minimum Terminal Illness Benefit is shown in the Policy Specifications.

Terminal Illness Eligible Coverage – The Terminal Illness Eligible Coverage is the portion of the Policy Death Benefit that will qualify for determining the Terminal Illness Benefit under this Rider.  Terminal Illness Eligible Coverage is listed in the Policy Specifications.

Note that Terminal Illness Eligible Coverage does not include:

•      Any insurance under the Policy on the life of someone other than the Eligible Insured; or

•      Any rider on the Insured that is not explicitly listed as being Terminal Illness Eligible Coverage.

Terminally Ill Individual – A Terminally Ill Individual is an Insured who has been certified as described in Certification of Illness as having a Terminal Illness.

Benefit Eligibility and Request for Benefits

Eligibility Conditions – The Eligibility Conditions provided in the Policy Specifications must be satisfied to receive an Accelerated Death Benefit.

Request for Benefits – A Request for Benefits is a written notice requesting an Accelerated Death Benefit that may be submitted upon meeting the Eligibility Conditions.  Any Request for Benefits given by or on behalf of the Insured to us at our Home Office or to one of our authorized life insurance producer with information sufficient to identify the Insured, shall be deemed appropriate notice to us and will be administered as described in the Processing the Request for Benefits section.

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A Request for Benefits may be either one of the following:

•      Request for Chronic Illness Benefits, which may be given to us any time after the date the Insured develops a Chronic Illness as defined in this Rider.  Only one Request for Chronic Illness Benefits may be submitted during any twelve-month period, and each request must include a new Certification of Illness.  Additionally, requests should include the desired dollar amount of the Chronic Illness Benefit and your Election of Benefit Proceeds.

•      Request for Terminal Illness Benefits, which may be given to us any time after the date the Insured develops a Terminal Illness as defined in this Rider.  Such requests should include the desired dollar amount of the Terminal Illness Benefit.

Benefit Form – Within 15 days of our receipt of the Request for Benefits, a Benefit Form will be provided to the Insured. If we do not furnish the form to the Insured within 15 days of your Request for Benefits, then it will be considered that you have complied with the form requirements. You must, however, submit written proof covering the occurrence, the character, and the extent of the occurrence for which the claim has been made.  Any information provided may be used to determine proof of eligibility.

Accelerated Death Benefit Values and Payments

Chronic Illness Benefit Proceeds – Chronic Illness Benefit Proceeds are the amount of Chronic Illness Benefit that is payable on each Benefit Payment Date and are calculated as shown in the Policy Specifications.

Chronic Illness Benefit Proceeds may be paid in one annual payment or in twelve monthly payments, as described in Election of Benefit Proceeds.

Total Accelerated Chronic Illness Benefit – This is equal to the amount that the Death Benefit has been reduced as a result of paying an Accelerated Death Benefit under this Rider.  The Total Accelerated Chronic Illness Benefit is equal to zero at the date of issue of this Rider.

At the time of payment of each Chronic Illness Benefit, the Total Accelerated Chronic Illness Benefit is increased by an amount equal to those Accelerated Chronic Illness Proceeds divided by the Chronic Illness Reduction Factor.

Terminal Illness Benefit Proceeds – Terminal Illness Benefit Proceeds are the amount of Terminal Illness Benefit that is payable on the Benefit Payment Date and are calculated as shown in the Policy Specifications.

Terminal Illness Benefit Proceeds will be paid in one lump sum and are at least equal to the Acceleration Percentage multiplied by the difference between the current Cash Surrender Value and any outstanding Policy Debt.  We will pay the Terminal Illness Benefit Proceeds only once per Policy.

Reduction Factor – A Reduction Factor for the Chronic Illness Benefit or Terminal Illness Benefit, whichever applies, will be calculated for each Accelerated Death Benefit.  Both the Chronic Illness Reduction Factor and the Terminal Illness Reduction Factor are shown in the Policy Specifications.

Processing the Request for Benefits – Depending on whether a Chronic Illness Benefit or a Terminal Illness Benefit is requested, we will do one of the following on each Benefit Payment Date.

Upon request for Chronic Illness Benefits, we will:

•      Calculate the Chronic Illness Benefit Proceeds;

•      Verify that the Policy is not in the Grace Period.  If it is, the Chronic Illness Benefit will be reduced by the amount needed to pay any portion of the Monthly Deduction due;

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•      Limit the Chronic Illness Benefit Proceeds to the Maximum Annual Chronic Illness Benefit Amount or Maximum Monthly Chronic Illness Benefit Amount, each shown in the Policy Specifications, as applicable; and

•      Reduce Policy and Rider values as described herein.

Upon request for Terminal Illness Benefits, we will:

•      Calculate the Terminal Illness Benefit Proceeds;

•      Limit the Terminal Illness Benefit as shown in Terminal Illness Benefit Limitation shown in the Policy Specifications;

•      Reduce Policy and Rider values as described herein; and

•      Terminate any Chronic Illness Benefits.

Accelerated Death Benefits are payable immediately beginning on the Benefit Date. If payment of Accelerated Death Benefit proceeds is delayed thirty-one (31) calendar days after the Benefit Date, we will pay Death Benefit Proceeds Additional Interest as described in the Death Benefit Proceeds section of the Policy.  Such additional interest rate will be applied to the Accelerated Death Benefit proceeds beginning on the 31st calendar day referenced above, to each Benefit Payment Date.

If the Policy has an accidental death rider, the accidental death benefit amount is not eligible for acceleration under the terms of this Rider.  Payment of an Accelerated Death Benefit under this rider will not affect the amount of any accidental death benefit.

Election of Benefit Proceeds – Chronic Illness Benefit Proceeds are payable in an annual payment or in monthly payments as described below:

Annual Benefit Proceeds – Under this option, you may elect receipt of one annual payment that will not exceed the Maximum Annual Chronic Illness Benefit Amount.  A new Certification of Illness is required before each election date, which is the start of a new twelve-month period.The following stipulations apply:

•      The amount of Chronic Illness Benefits requested may not be less than the Minimum Annual Chronic Illness Benefit Amount shown in the Policy Specifications; and

•      The amount of Chronic Illness Benefits paid will never be greater than the Maximum Annual Chronic Illness Benefit Amount.

Note:  Chronic Illness Benefit Proceeds will be paid as Annual Benefit Proceeds, unless you elect to receive the Monthly Benefit Proceeds.

Monthly Benefit Proceeds – Under this option, you may elect receipt of proceeds in twelve-monthly payments that will result in payment of the Chronic Illness Benefit Proceeds,  over a twelve-month election period or until you cancel your request.  The amount of Monthly Benefit Proceeds may vary from month to month, but will not exceed the Maximum Monthly Chronic Illness Benefit Amount on each Benefit Payment Date.  A new Certification of Illness is required before each election date, which is the start of each new twelve-month period however a new Request for Benefits will not be required.  The following stipulations apply:

•      The amount of the Chronic Illness Benefits requested may not be less than the Minimum Monthly Chronic Illness Benefit Amount shown in the Policy Specifications;

•      The Chronic Illness Benefit will never be greater than the Maximum Monthly Chronic Illness Benefit Amount on that Benefit Payment Date; and

•      You may not change the dollar amount of the Chronic Illness Benefits you requested.

Note: You may cancel an election of Monthly Benefit Proceeds at any time during the twelve-month period that the Monthly Benefit Proceeds are being paid.  However, a new Request for Chronic Illness

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Benefits may not be made until twelve-months after the date the prior Request for Benefits was processed.  Upon canceling your election, you will not receive any remaining monthly payments due and unpaid for the current twelve-month election period.

To Whom We Will Pay Benefits – Unless otherwise assigned or designated by the Owner, all Accelerated Death Benefit proceeds will be payable to the Owner or the Owner’s estate while the Insured is still living, subject to any required acknowledgment of concurrence for payout.  Upon the death of the Owner we will pay the benefit of this Rider, provided the benefit is requested prior to the Owner’s death, to his or her estate.  Any payment of Accelerated Death Benefits that is made in good faith by us is deemed irrevocable. Accelerated Death Benefits are paid as described in this Rider.

Accelerated Death Benefit Payment Notice – Prior to or on each Benefit Payment Date, we will send the Owner a statement demonstrating the effect that paying the Accelerated Death Benefit proceeds has on the Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges, and Policy Loans (including any loans to pay premiums).

Death of the Insured – If Written Notice of the Insured’s death is received at our Administrative Office prior to the Benefit Payment Date, then such proceeds will not be paid. However, any Accelerated Death Benefit proceeds paid by us after the date of death but prior to our receipt of Written Notice of the Insured’s death at our Administrative Office will reduce the Death Benefit Proceeds payable under the Policy.

Upon death of the Insured, any Death Benefit Proceeds are paid according to the terms of the Policy.

This Rider’s Effect on the Policy

At the time of Rider Exercise, the Face Amount and values of the Policy will be adjusted as described below.

Acceleration Percentage – Based on the payment made we will adjust the Policy’s values by an Acceleration Percentage, calculated as shown in the Policy Specifications.  Chronic Illness Acceleration Percentage will apply to any Chronic Illness Benefits and Terminal Illness Acceleration Percentage will apply to any Terminal Illness Benefits.

Policy Values – Accelerated Death Benefits reduce Policy values by an amount equal to their value prior to payment of the Accelerated Death Benefit proceeds multiplied by the applicable Acceleration Percentage on the Benefit Payment Date.  On each Benefit Payment Date, the following Policy values will be reduced:

•      Total Face Amount.  For each Coverage Layer under the Policy or any term insurance on the Insured, the Face Amount of that layer will be reduced according to the terms of the Policy and/or rider;

•      Accumulated Value of the Policy.  The Policy’s Accumulated Value will continue to be calculated according to the terms of the Policy;

•      Surrender Charge for each Coverage Layer.  Surrender Charges will continue to be calculated according to the terms of the Policy and/or rider;

•      Any Policy Debt; and

•      Any Alternate Accumulated Value.

If the Policy has Death Benefit Option C*, then these values are also reduced:

•      The sum of the premiums less withdrawals; and

•      The Option C Death Benefit Limit.

*Death Benefit Option C is calculated as the Face Amount plus premiums less withdrawals.

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Standard Loans – If the Policy has a standard loan, then any standard loan values are reduced by the Acceleration Percentage under this Rider.  Standard Policy Debt, Loan Account, Standard Loan and Loan Interest Charged are all reduced on each Benefit Payment Date by an amount equal to their respective values prior to the payment of Accelerated Death Benefit proceeds, multiplied by the Acceleration Percentage.

Cash Surrender Value and Net Cash Surrender Value – The Policy’s Cash Surrender Value and Net Cash Surrender Value after payment of Accelerated Death Benefit proceeds will be calculated according to terms of the Policy.

Death Benefit –The Policy’s Death Benefit will continue to be calculated according to the terms of the Policy.

Cost of Insurance Charges – Cost of Insurance Charges will continue to be calculated according to the terms of the Policy, but will be based upon the reduced policy values following the payment of Accelerated Death Benefit proceeds.

Minimum Premium and Minimum Premium Credit – If the Policy has preferred coverage charges under a minimum premium requirement, the minimum premium is reduced on each Benefit Payment Date by an amount equal to the minimum premium prior to payment of Accelerated Death Benefit proceeds, multiplied by the Acceleration Percentage.

Additionally, the Minimum Premium Credit is reduced on each Benefit Payment Date by an amount equal to the Minimum Premium Credit prior to the payment of Accelerated Death Benefit proceeds, multiplied by the Acceleration Percentage.

Coordination with Other Payments – If another transaction is requested on the same day as the Benefit Payment Date, then payment of the Accelerated Death Benefit proceeds will be processed after any other transactions.

Other Effects on the Policy – Upon payment of Accelerated Death Benefit proceeds on the initial Benefit Payment Date, the following apply:

1.    Death Benefit Option Changes are allowed, but only into Death Benefit Option A;

2.    Requested Increases in benefits under the Policy or any riders are not permitted;

3.    Policy Loan availability will continue according to the terms of the Policy; and

4.    Any program in effect, through which periodic distributions of policy values are made, may be discontinued.

This Rider’s Effect on Other Riders

In general, optional rider benefits under the Policy will continue to remain In Force subject to the terms and conditions of the Policy and riders unless otherwise stated. Charges for optional riders will be calculated according to the terms of the rider form, and may be affected by the reduction in benefits and policy values.

Alternate Loans – If the Policy has an alternate loan under an alternate loan rider, then any alternate loan values are reduced by the Acceleration Percentage under this Rider.  Alternate Policy Debt, Alternate Loan and Alternate Loan Interest Charged are all reduced on each Benefit Payment Date by an amount equal to their respective values prior to the payment of Accelerated Death Benefit proceeds, multiplied by the Acceleration Percentage.

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Minimum Earnings Benefits – If the Policy has minimum earnings benefits, any Alternate Accumulated Value is reduced on each Benefit Payment Date by an amount equal to the Alternate Accumulated Value prior to the payment of Accelerated Death Benefit proceeds multiplied by the Acceleration Percentage. Any minimum premium requirement is reduced on each Benefit Payment Date by an amount equal to the minimum premium requirement prior to each Benefit Payment Date multiplied by the Acceleration Percentage. The total premium paid used to meet any minimum premium requirement is reduced on each Benefit Payment Date by an amount equal to the total premium paid prior to each Benefit Payment Date multiplied by the Acceleration Percentage.

No-Lapse Guarantee Riders with a No-Lapse Guarantee Value – If the Policy has a no-lapse guarantee benefit that is based on the concept of a no-lapse guarantee value, the no-lapse guarantee value is reduced on each Benefit Payment Date by an amount equal to the no-lapse guarantee value prior to payment of Accelerated Death Benefits, multiplied by the Acceleration Percentage.  The amount of reduction will be processed against the no-lapse guarantee value according to the terms of the no-lapse guarantee benefit.

No-Lapse Guarantee Riders with No-Lapse Guarantee Premium – If the Policy has a no-lapse guarantee benefit that is based on the concept of no-lapse guarantee premiums, the no-lapse guarantee premium is reduced on each Benefit Payment Date by an amount equal to the no-lapse guarantee premium prior to the payment of Accelerated Death Benefits, multiplied by the Acceleration Percentage. Any no-lapse credit will be reduced on each Benefit Payment Date by an amount equal to the no-lapse credit prior to payment of Accelerated Death Benefits, multiplied by the Acceleration Percentage.

Overloan Protection Rider – If the Policy has an overloan protection rider, it will terminate upon payment of Accelerated Death Benefit proceeds on the initial Benefit Payment Date.

Term Insurance – If the Policy has term insurance, Face Amounts for any term insurance rider on the Insured will be reduced as the Total Face Amount is reduced (see Policy Values, above).  If the term insurance rider contains any provision for a termination credit, the termination credit basis is reduced on each Benefit Payment Date by an amount equal to the value of the termination credit basis prior to the payment of Accelerated Death Benefit proceeds, multiplied by the Acceleration Percentage.  If the term insurance rider contains a Limited Return of Premiums provision, the return of premium provision would terminate upon payment of Accelerated Death Benefit proceeds on the initial Benefit Payment Date.

Last Survivor Term Insurance – If the Policy has last survivor term insurance, Face Amounts for any last survivor term insurance on the Insureds will be reduced as the Total Face Amount is reduced (see Policy Values, above).  If the term insurance rider contains any provision for a termination credit, the termination credit basis is reduced on the Benefit Payment Date by an amount equal to the value of the termination credit basis prior to the payment of Chronic Illness Benefit Proceeds, multiplied by the Acceleration Percentage.  If the term insurance rider contains a Limited Return of Premiums provision, the return of premium provision would terminate upon payment of Accelerated Death Benefit proceeds on the initial Benefit Payment Date.

Other Riders and/or Policy Provisions – In addition to those riders mentioned above, additional benefits added by rider or endorsement may be attached to the Policy.  Those benefits and/or provisions within the Policy may be impacted upon payment of Accelerated Death Benefit proceeds on the initial Benefit Payment Date.  Any such impacts will be explained in the benefits or Policy.  Please read your entire policy including this Rider and all other forms carefully.

General Provisions

Incontestability – This Rider will follow the Incontestability provision of the Policy.

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Reinstatement – If the Policy is reinstated, this Rider may be reinstated on the same terms.

Premium Requirement – There is no separate premium required for this benefit. However, this Rider does not eliminate the need to pay premiums to keep the Policy In Force. Even while receiving Accelerated Death Benefit proceeds, the Owner must continue to pay any premiums necessary to avoid policy lapse as described in the Policy or in any applicable riders attached to the Policy.

Effective Date – This Rider is in effect on the Policy Date unless otherwise stated. If this Rider is in effect after the Policy Date, the Effective Date for this Rider will be shown in the Policy Specifications.

Rider Termination – This Rider will terminate on the earlier of:

1.             Your Written Request;

2.             The acceleration of any part of the Death Benefit of the Policy for reason of Terminal Illness while the Insured is still living;

3.             The date benefits equal to the total Death Benefit have been accelerated;

4.             Exercise of an overloan protection rider;

5.             The date the Policy terminates; or

6.             The date we receive, at our Administrative Office, written notice of the death of the Insured.

Termination of this Rider shall not prejudice the payment of Accelerated Death Benefit proceeds on any Benefit Payment Date that occurred while the Rider was In Force.

Effect of Additional Benefits on This Rider– Your policy may include additional benefits that were added by rider or endorsement.  These rider and endorsement forms may include provisions that replace or amend provisions in this contract.  Please read your entire policy, including all riders and other forms carefully.

Conformity with IIPRC Standards – This Rider was approved under the authority of the IIPRC and issued under the IIPRC standards.  If there is any provision that is in conflict with any IIPRC standards applicable to this Rider when this Rider was issued, the provision is amended to conform to that standard.  Any such amendment is effective on the date this Rider takes effect.

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Index

Subject	Page	Subject	Page

Accelerated Death Benefit	2	Insured	3
Acceleration Percentage	7	Licensed Health Care Practitioner	3
Activities of Daily Living	2	Licensed Physician	3
Benefit Date	2	Maximum Lifetime Chronic Illness Benefit	3
Benefit Form	5	Per Diem Limitation	4
Benefit Payment	2	Policy Values	7
Benefit Payment Date	2	Processing the Request for Benefits	6
Certification of Illness	2	Reduction Factor	6
Chronic Illness	3	Reinstatement	10
Chronic Illness Benefit	3	Request for Benefits	5
Chronic Illness Benefit Proceeds	5	Rider Termination	10
Chronically Ill Individual	3	Severe Cognitive Impairment	4
Conformity with IIPRC Standards	10	Substantial Assistance	4
Effect on Other Riders	9	Substantial Supervision	4
Effect on the Policy	7	Survivor	4
Effective Date	10	Terminal Illness	4
Election of Benefit Proceeds	6	Terminal Illness Benefit	4
Eligibility Conditions	5	Terminal Illness Benefit Proceeds	5
Immediate Family Member	3	Terminal Illness Eligible Coverage	4
Incontestability	10	Terminally Ill Individual	4
Initial Eligible Amount	3

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